

December 22, 2011

Via E-mail
Bobby Yazdani
Chief Executive Officer
Saba Software, Inc
2400 Bridge Parkway
Redwood Shores, CA 94065

> **Re:    Saba Software, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2011**
> **Filed August 5, 2011**
> **Form 10-Q for Fiscal Quarter Ended August 31, 2011**
> **Filed October 6, 2011**
> **File No. 001-34372**

Dear Mr. Yazdani:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    We note that Iranian company Iran Argham's website discusses its use of Saba Software in several of its banking applications.  We also note from the website that its customers include Iran's Bank Melli, which is included on the Treasury Department's list of Specially Designated Nationals, and the Nuclear Energy Organization.   Finally, we note from your website and a third-party profile that your customers and strategic partners include Alcatel Lucent, Cisco Systems, Credit Suisse, Dell, Deutsche Telecom, France Telecom, Hewlett-Packard, Huawei Technologies, IBM, Nokia, Panasonic, Procter and Gamble, Royal Bank of Canada, Siemens, Sony Electronics and Telecom Italia, and that these companies have contacts with Iran, Syria, Sudan and/or Cuba.

Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and/or Cuba, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements, including whether the above-reference customers or partners use your software, services, applications or products in their business with Iran, Syria, Sudan or Cuba. Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.      Please tell us whether any of the above-referenced customers are key or significant customers to your business.

3.      Please tell us whether your software or other service/product agreements contain restrictions regarding the download or use of your products or applications by persons in Iran, Syria, Sudan or Cuba.

4.      Please tell us whether any of your software or applications are dual use items and/or items that are included on the Department of Commerce's Commerce Control List.

5.      Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Form 10-K for Fiscal Year Ended May 31, 2011

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

6.      We note that a significant amount of your revenue is generated from outside the United States. We also note the company has a significant amount of cash and cash equivalents as of May 31, 2011. Tell us your consideration to disclose the amount of cash and

investments that are currently held outside of the United States and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8: Financial Statements and Supplementary Data

Note 9. Income Tax, page 85

7.      We note you disclose on page 86 that you have not provided for U.S. income taxes on certain non-U.S. subsidiaries for which the earnings are permanently reinvested. However you do not disclose this amount. As it appears you have significant international operations, please tell us your consideration for providing the disclosures required by ASC 740-30-50-2.

Form 10-Q for Fiscal Quarter Ended August 31, 2011

Note 10.  Litigation, page 13

8.      We note these disclosures describe the history of three ongoing litigation matters related to the Saba Software initial public offering, Centra's initial public offering, and a claim of patent infringement by Centra.  Please clarify for us whether there are any probable and reasonably estimable losses related to these contingencies.  Further if there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, consider either disclosing an estimate (or, if true, stating that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.  Additionally, to the extent your accrued liabilities for these matters are material, tell us your consideration to provide disclosures pursuant to ASC 450-20-50-1.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters.  If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief